                                  SCHEDULE 13G/A

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                      Rockwell Medical Technologies, Inc.
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                              (Name of Issuer)

                     Common Shares, no par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   774374 10 2
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                                 (CUSIP Number)

                                January 26, 1998
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374 10 2                 13G                 PAGE  2   OF  7  PAGES
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Gary D. Lewis
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States of America
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    Number of
                           5       Sole Voting Power

      Shares                       40,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   661,000*
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        40,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    661,000*
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        701,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        14.3%
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 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*These shares are owned jointly with Catherine G. Lewis.

CUSIP NO. 774374 10 2                 13G                 PAGE  3   OF  7  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Catherine G. Lewis
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   661,000*
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    661,000*
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        661,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        13.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
*These shares are owned jointly with Gary D. Lewis.

CUSIP No.  774374 10 2

ITEM 1.

         (a)      Name of Issuer:

                           Rockwell Medical Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           28025 Oakland Oaks Drive
                           Wixom, Michigan  48393

ITEM 2.

         (a)      Name of Person Filing:

                           Gary D. Lewis
                           Catherine G. Lewis

         (b)      Address of Principal Business Office or, if none, Residence:

                           Both
                           P.O. Box 36940
                           Grosse Ponte, Michigan 48236

         (c)      Citizenship:

                           Both
                           United States of America

         (d)      Title of Class of Securities:

                           Common Shares, no par value per share

         (e)      CUSIP Number:

                           774374 10 2

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2
                  (B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

                           Not Applicable

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                               Page 4 of 7 pages

CUSIP NO. 774374 10 2

         (a)      Amount beneficially owned:

                           Gary D. Lewis             701,000*
                           Catherine G. Lewis        661,000**

         (b)      Percent of class:

                           Gary D. Lewis             14.3%
                           Catherine G. Lewis        13.6%

         (c)      Number of Shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           Gary D. Lewis             40,000*
                           Catherine G. Lewis             0

                  (ii)     Shared power to vote or direct the vote:

                           Gary D. Lewis             661,000**
                           Catherine G. Lewis        661,000**

                  (iii) Sole power to dispose or to direct the disposition of:

                           Gary D. Lewis              40,000*
                           Catherine G. Lewis              0

                  (iv) Shared power to dispose or to direct the disposition of:

                           Gary D. Lewis             661,000**
                           Catherine G. Lewis        661,000**

* These shares are shares that Gary D. Lewis may acquire upon exercise of options granted to him by Rockwell Medical Technologies, Inc.

** 636,000 of these shares are jointly owned by Catherine G. Lewis and Gary D. Lewis. 25,000 of these shares are owned by Maria M. Lewis a minor child of Catherine G. Lewis and Gary D. Lewis for whom Catherine G. Lewis and Gary D. Lewis share dispositive and voting power as custodians.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

                               Page 5 of 7 pages

CUSIP NO. 774374 10 2

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10.          CERTIFICATION.

                           Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2000                            /s/ Gary D. Lewis
                                                     ---------------------------
                                                     Gary D. Lewis


Dated:  February 12, 2000                            /s/ Catherine G. Lewis
                                                     ---------------------------
                                                     Catherine G. Lewis


                               Page 6 of 7 pages

CUSIP NO. 774374 10 2

                                    Exhibit 1

                            JOINT STATEMENT AGREEMENT

         The undersigned hereby agree that the Schedule 13G/A filed by them with respect to their beneficial ownership of Rockwell Medical Technology, Inc. Common Shares as of December 31, 1999 shall be filed on behalf of each of them.


Dated:  February 12, 1999                            /s/Gary D. Lewis
                                                     ---------------------------
                                                     Gary D. Lewis


Dated:  February 12, 1999                            /s/Catherine G. Lewis
                                                     ---------------------------
                                                     Catherine G. Lewis


                               Page 7 of 7 pages